UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ---)

                              VIKING SYSTEMS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    926850101
                                 (CUSIP Number)

                                Mark A. Scharmann
                              1661 Lakeview Circle
                                 Ogden, UT 84403
                                 (801) 399-3632
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 2, 2003
             (Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 244.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 926850101                                                PAGE 2 OF 6

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

          1            NAMES OF REPORTING PERSONS           Mark A. Scharmann

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       (Entities Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       00 and PF
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       United States
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   600,300
  BY EACH REPORTING
     PERSON WITH      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      -0-
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      600,300
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       600,300
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       10%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

CUSIP NO. 926850101                                                PAGE 3 OF 6

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAMES OF REPORTING PERSONS
                       Troika Capital, Inc., a Utah corporation

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       (Entities Only)                             870551279
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       WC
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       Utah
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   600,300
  BY EACH REPORTING
     PERSON WITH      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      -0-
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      600,300
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       600,300
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       10%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       CO

CUSIP NO. 926850101                                                  PAGE 4 OF 6

ITEM 1.  SECURITY AND ISSUER.

     Title of Class of Equity Securities: Common Stock, Par Value $0.001. Name and Address of Principal Executive Offices of the Issuer: Viking Systems, Inc., 7514 Girard Ave, Suite 1509, La Jolla, CA 92037.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Mark A. Scharmann and Troika Capital, Inc., a Utah corporation ("Troika"), which is wholly-owned by Mr. Scharmann. Mr. Scharmann's business address, and the address of Troika's principal office, is 1661 Lakeview Circle, Ogden, UT 84403. Troika's principal business is primarily as a holding company owned by Mr. Scharmann for various investments. Mr. Scharmann is the sole officer and director of Troika. Mr. Scharmann is also a director of the Issuer. Mr. Scharmann is a citizen of the United States.

     During the last five years, Mr. Scharmann has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

     During the last five years, Troika has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Scharmann individually acquired 260,000 shares of the common stock of the Issuer between January 11, 2001 and October 31, 2003. These shares were acquired directly from the Issuer in several private transactions. Mr. Scharmann has acquired 70,300 shares of the Issuer's common stock in his IRA. On October 30, 2003, Troika acquired 20,000 shares of common stock from the Issuer in a private transaction. In December, 2003, Troika acquired 250,000 shares of the Issuer's common stock directly from the Issuer for a total price of $5,000. All of these transactions were completed to provide the Issuer with funds to pay its expenses. The funds paid by Troika for its shares were from its working capital. Shares acquired directly by Mr. Scharmann were paid for with his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

     (a) Mr. Scharmann and Troika are holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary. Mr. Scharmann, as a director of the Issuer, may authorize the issuance of stock options to officers, directors, employees and consultants of the Issuer and Mr. Scharmann may in the future cause the Issuer to issue shares of its stock to provide capital to fund the Issuer's operations.



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CUSIP NO. 926850101                                                 PAGE 5 OF 6

     Pursuant to its newly adopted business plan, the Issuer intends to acquire assets, operations, and securities of other entities that are primarily engaged in the medical devices industry. Any such acquisitions may result in the issuance of additional shares of the Issuer's common or preferred stock to existing shareholders or to third parties. Such transactions may result in a change of the Issuer's (i) management, (ii) capitalization, (iii) control, and/or (iv) corporate structure. Except for any changes that may result as the Issuer pursues this business plan, neither Mr. Scharmann nor Troika have any other present plans or proposals which relate to or would result in:

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any subsidiary thereof;

     (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Scharmann and Troika will continue to review their investment in the Issuer and reserve the right to change their intentions with respect to any or all of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of December 16, 2003, Troika beneficially and of record owned 270,000 shares of the Issuer's common stock, which represented 4.5% of the class. Mr. Scharmann beneficially and of record owned 330,300 shares of the Issuer's common stock, which represented 5.5% of the class. As a result, Mr. Scharmann is deemed to beneficially own 530,000 shares of the Issuer's common stock, which represented 10% of the class as of December 16, 2003.

CUSIP NO. 926850101                                                  PAGE 6 OF 6


     (b) As of December 16, 2003, Mr. Scharmann, as the sole officer and director and owner of Troika, had the sole power to vote and dispose of all shares of the Issuer's stock held by Troika as well as all shares he directly owns..

     (c) Troika acquired 250,000 shares of the Issuer's common stock on _____, 2003. During the sixty-day period preceding the filing of this Schedule 13D, Mr. Scharmann individually had no transactions in the Issuer's common stock.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Scharmann and Troika

     (e) Mr. Scharmann and Troika together continue to be the beneficial owners of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.   Not Applicable.

                                         SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       TROIKA CAPITAL, INC.


December 16, 2003                      /s/ MARK A. SCHARMANN
                                       -----------------------------------------
                                       Mark A. Scharmann, President



December 16, 2003                      /s/ MARK A. SCHARMANN
                                       -----------------------------------------
                                       Mark A. Scharmann